SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. __)

OSI Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

671040103

(CUSIP Number)

Masafumi Nogimori

President and Chief Executive Officer

Astellas Pharma Inc.

3-11, Nihonbashi-Honcho

2-chome, Chuo-ku

Tokyo 103-8411, Japan

(81) 3-3244-3000

Copies to:

Michael O. Braun, Esq.

Craigh Leonard, Esq.

Morrison & Foerster LLP

1290 Avenue of the Americas

New York, New York 10104

(212) 468-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 3, 2010

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

CUSIP No. 671040103	13D	Page 1 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Astellas Pharma Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,232,357(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,232,357(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,232,357
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93%(1)
14.	TYPE OF REPORTING PERSON CO

(1) See Items 4 and 5 of this Schedule 13D. Astellas Pharma Inc. may be deemed to have shared voting power of 93% of the outstanding Issuer common stock. The above calculations are based on 61,201,595 shares of common stock outstanding as of April 30, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

CUSIP No. 671040103	13D	Page 1 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Astellas US Holding, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,232,357(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,232,357(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,232,357
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93%(2)
14.	TYPE OF REPORTING PERSON CO

(2) See Items 4 and 5 of this Schedule 13D. Astellas US Holding, Inc. may be deemed to have shared voting power of 93% of the outstanding Issuer common stock. The above calculations are based on 61,201,595 shares of common stock outstanding as of April 30, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

CUSIP No. 671040103	13D	Page 1 of 14 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ruby Acquisition, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 57,231,357(3)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 57,231,357(3)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,231,357
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93%(3)
14.	TYPE OF REPORTING PERSON CO

(3) See Items 4 and 5 of this Schedule 13D. Ruby Acquisition, Inc. may be deemed to have shared voting power of 93% of the outstanding Issuer common stock. The above calculations are based on 61,201,595 shares of common stock outstanding as of April 30, 2010 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule).

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Shares”), of OSI Pharmaceuticals, Inc., a Delaware corporation (“Issuer”). The principal executive office of Issuer is located at 41 Pinelawn Road, Melville, NY 11747.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Astellas Pharma Inc., a corporation organized under the laws of Japan (“Astellas”), Astellas US Holding, Inc., a wholly-owned subsidiary of Astellas and a Delaware corporation (“Parent”), and Ruby Acquisition, Inc., a wholly-owned subsidiary of Parent and a Delaware corporation (“Purchaser”). The address of the principal business and the principal office of Astellas is 3-11, Nihonbashi-Honcho, 2-chome, Chuo-ku Tokyo 103-8411, Japan. The executive offices of Parent and Purchaser are located at Three Parkway North, Deerfield, IL 60015.

Astellas’ principal business is the research and development and marketing of pharmaceutical products. Parent’s principal business is to act as a holding company for the U.S. operations of Astellas. Purchaser was formed for the purposes of consummating the acquisition of the common stock of the Issuer and does not engage in any other business activities.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Astellas, Parent and Purchaser is set forth on Schedule A. During the last five years, none of Astellas, Parent or Purchaser nor, to the knowledge of any of Astellas, Parent or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On May 16, 2010, Issuer, Astellas, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Purchaser conducted a tender offer (the “Offer”) to acquire all of the outstanding Shares at $57.50 per Share in cash to each Issuer Stockholder, subject to the satisfaction or waiver of the conditions to the Offer set forth in the Merger Agreement. After consummation of the Offer, Purchaser merged with and into Issuer (the “Merger”), whereupon Purchaser’s separate corporate existence ceased and Issuer continued as the surviving corporation and as an indirect, wholly-owned subsidiary of Astellas.

The proposed transaction is valued at approximately $4.0 billion. Astellas funded the consideration payable by its subsidiary Purchaser pursuant to the Offer and the Merger using Astellas’ internally available cash and cash generated from operations.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. Information relating to and a copy of the Merger Agreement is contained within Astellas’ Amendment No. 9 to Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010, and is incorporated by reference herein.

Item 4.	Purpose of the Transaction

The purpose of the transaction was for Astellas to acquire control of the entire common equity interest in the Issuer. Pursuant to the Merger Agreement, Purchaser made its offer to purchase all of the outstanding shares of common stock of the Issuer (the “Shares”) upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended, filed by Astellas, Parent and Purchaser with the SEC on March 2, 2010 and the Amendment and Supplement to the Offer to Purchase, and in the related amended and restated Letter of Transmittal, filed by Astellas, Parent and Purchaser with the SEC on May 19, 2010. The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 2, 2010. On June 3, 2010, Astellas announced the expiration of the initial offer to acquire all of the Common Stock for $57.50 per share in cash, at which time, based on information provided to Astellas by the depository for the Offer, a total of 53,430,205 Shares, or approximately 87% of Issuer’s outstanding shares, had been tendered and not withdrawn. Of those Shares tendered, 5,014,478 were tendered subject to guaranteed delivery. All Shares validly tendered and not properly withdrawn prior to the expiration of the Offer were accepted for payment by Purchaser.

The acceptance by Purchaser of the Shares as of June 3, 2010, represented total consideration payable of approximately $2.9 billion, based on the $57.50 per Share merger consideration and the 49,669,036 Shares tendered. As of April 30, 2010, there were 61,201,595 shares of common stock outstanding.

On June 3, 2010, Astellas announced the commencement of a subsequent offer period to acquire all of the remaining outstanding Shares for $57.50 per Share in cash. The subsequent offer period expired at 12:00 midnight, New York City time, on June 7, 2010, at which time, based on information provided to Astellas by the depository for the Offer, a total of 57,232,357 Shares, or approximately 93% of the Issuer’s outstanding Shares, had been tendered. The acceptance by Purchaser of an additional 7,563,321 Shares tendered as of June 7, 2010, 2010, represents total consideration payable of approximately $3.3 billion, based on the $57.50 per Share merger consideration and the additional 7,563,321 Shares tendered.

In accordance with the Merger Agreement that provides that after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser was merged with and into the Issuer (the “Merger”). As a result of the Merger, the Issuer will continue as the surviving corporation and is now an indirect wholly owned subsidiary of Astellas. At the effective time of the Merger, each Share then outstanding (other than shares held by the Issuer, Astellas or any other direct or indirect wholly owned subsidiary of Astellas and Shares held by the Issuer’s stockholders who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of the DGCL) were canceled and converted automatically into the right to receive $57.50 per Share in cash without interest.

Pursuant to the terms of the Merger Agreement, Purchaser has designated a majority of Issuer’s board of directors from and after the effective time of the Merger (the “Effective Time”). The officers of Issuer immediately prior to the Effective Time will be the officers of Issuer. The certificate of incorporation of the Issuer was amended to conform to the certificate of incorporation of Purchaser as in effect immediately prior to the Effective Time and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation. The bylaws of Purchaser in effect immediately prior to the Effective Time will be the bylaws of Issuer.

Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated. On June 8, 2010, a Form 25 was filed with the SEC to delist the Shares from Nasdaq and a Form 15 is expected to be filed with the SEC to terminate the Shares from registration under the Securities Exchange Act of 1934, as amended.

All information contained in the section of the Amendment and Supplement to the Offer to Purchase entitled “Purpose of the Offer: Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” and “The Merger Agreement” is incorporated herein by reference. Except as set forth in this Schedule 13D and in connection with the Merger described above, none of Astellas, Parent or Purchaser has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit (d)(1) to Amendment No. 9 to the Tender Offer Statement on Schedule TO filed with the SEC on May 17, 2010 and it is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

(a) and (b)

On June 3, 2010, Purchaser accepted 49,669,036 Shares for purchase in connection with the Offer, which Shares represented the number of Shares properly tendered and not withdrawn as of the expiration date for the Offer (excluding Shares subject to notices of guaranteed delivery). On June 4, 2010 and June 7, 2010, Purchaser accepted an additional 1,176,026 and 6,387,295 Shares, respectively, for purchase in connection with the Offer, which Shares represented the number of Shares properly tendered and not withdrawn as of the expiration date for the Offer (excluding Shares subject to notices of guaranteed delivery)

Astellas, Parent and Purchaser may be deemed to have (i) beneficial ownership and (ii) power to vote or direct the vote of 57,232,357 Shares, which represent approximately 93% of the Shares deemed to be outstanding pursuant to Rule 13d-3(d)(1). Astellas disclaims beneficial ownership of the Shares held in the name of Purchaser and Parent.

Except as set forth in this Item 5(a), none of Astellas, Parent or Purchaser and, to the knowledge of Astellas, Parent or Purchaser, any persons named in Schedule A beneficially owns any Shares.

(c)

Except for the transactions described above, to the knowledge of each of Astellas, Parent and Purchaser, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of each of Astellas, Parent and Purchaser, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of each of Astellas, Parent and Purchaser, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, by and among Astellas Pharma Inc, Astellas US Holding, Inc., Ruby Acquisition Inc. and OSI Pharmaceuticals, Inc., dated May 16, 2010 (incorporated by reference to Exhibit (d)(1) to Astellas’ Schedule TO-T filed on May 17, 2010).

Exhibit 2	Offer to Purchase, dated as of March 2, 2010, as amended, (incorporated by reference to Exhibit (a)(1)(A) to Astellas’ Schedule To-T, filed on March 2, 2010); and the Amendment and Supplement to the Offer to Purchase, dated as of May 19, 2010 (incorporated by reference to Exhibit (a)(1)(H) to Amendment No. 12 to Astellas’ Schedule TO-T, filed on May 19, 2010).

Exhibit 3	Amended and Restated Letter of Transmittal, dated as of May 19, 2010 (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 12 to Astellas’ Schedule TO-T, filed on May 19, 2010).

Exhibit 4	Power of Attorney dated June 2, 2010.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: June 8, 2010

ASTELLAS PHARMA INC.		ASTELLAS US HOLDING, INC.

By:	/s/ Seigo Kashii	By:	/s/ Seigo Kashii
Name: Seigo Kashii, attorney-in-fact		Name: Seigo Kashii Title: Director, President & CEO

RUBY ACQUISITION, INC.

		By:	/s/ Seigo Kashii
Name: Seigo Kashii Title: Director, President & CEO

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF ASTELLAS

The name, current principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Astellas Pharma Inc. (“Astellas”) are set forth below. Unless otherwise indicated, the business address of each director and officer is care of Astellas Pharma Inc., 2-3-11 Nihonbashi-Honcho, Chuo-ku, Tokyo 103-8411, Japan. Unless otherwise indicated, each occupation set forth under an individual’s name refers to employment with Astellas. All directors and officers listed below are citizens of Japan.

Name and Address	Present Principal Occupation or Employment
Yasuo Ishii	Representative Director; Executive Vice President and Chief Sales & Marketing Officer

Masafumi Nogimori	Representative Director; President and Chief Executive Officer

Toichi Takenaka, Ph.D.	Representative Director; Chairman of the Board

Takako Ebata	Outside Director; Chair of Tokyo No. 10 Metropolitan Headquarters Chief Branch of the Democratic Party of Japan, Member of the Japanese House of Representatives; Tokyo Japan

Takao Saruta, M.D. Ph.D.	Outside Director; Professor Emeritus of Medicine at Keio University, located at 35 Shinanomachi, Shinjuku-ku, Tokyo 160-8582, Japan.

Yasuyuki Takai	Outside Director; Partner with Tokyo-Seiwa-Sogo located at 7-10-6, Ginza, Chuo-ku, Tokyo 104-0061, Japan.

Shiro Yasutake	Outside Director

Yoshihiko Hatanaka	Senior Corporate Executive, Chief Financial Officer and Chief Strategy Officer

Iwaki Miyazaki	Senior Corporate Executive, Senior Vice President, Development

Yoshiro Miyokawa	Senior Corporate Executive, Chief Administrative Officer

Hitoshi Ohta	Senior Corporate Executive, Senior Vice President, Corporate Technology

Shinichi Tsukamoto, Ph.D.	Senior Corporate Executive, Senior Vice President Drug Discovery Research

Katsuro Yamada	Senior Corporate Executive, Senior Vice President, Sales & Marketing

Masao Yoshida	Senior Corporate Executive, President and Chief Executive Officer, APEL; Director of the following subsidiaries of Astellas: Astellas B.V., Astellas Pharma Europe Ltd and Astellas Pharma Europe B.V.

Masaharu Asano, Ph.D.	Corporate Executive, Senior Vice President, Quality Assurance, Regulatory Affairs and Pharmacovigilance

Masaki Doi, Ph.D.	Corporate Executive, Business Intelligence

Rinta Ibuki, Ph.D.	Corporate Executive, Vice President, Pharmaceutical Research & Technology Labs

Michirou Ikeda	Corporate Executive, Vice President, External Relations

Masaru Imahori	Corporate Executive, Associate Senior Vice President, Sales & Marketing

Toshihiko Iwata	Corporate Executive, General Manager, North-Osaka Branch

Seigo Kashii	Corporate Executive, Director, President and Chief Executive Officer of Parent, Astellas US LLC (“AUS”), Astellas Pharma US, Inc. (“APUS”); Director, President and Chief Executive Officer of Purchaser, He also serves on the boards of directors of the following subsidiaries of Astellas: APUS, Astellas Pharma Global Development, Inc. (“APGD”), Urogenix, Inc. (“Urogenix”), Agensys, Astellas Research Institute of America LLC (“Astellas Research Institute of America”) and Astellas Pharma Canada, Inc. (“Astellas Pharma Canada”).

Shinichiro Katayanagi	Corporate Executive, Senior Vice President, Asia International

Fujio Kitamura	Corporate Executive, Vice President, General Affairs & Corporate Social Responsibility

Yasumasa Masuda	Corporate Executive, Vice President, Corporate Finance & Control

Mitsunori Matsuda	Corporate Executive, Vice President, Strategy & Administration, Corporate Technology

Yoshihiro Minami	Corporate Executive, Vice President, Regulatory Affairs of QA, RA and Pharmacovigilance

Seitaro Mutoh, Ph.D.	Corporate Executive, Vice President, Pharmacology Research Labs

Yoshiaki Nakashima	Corporate Executive, Vice President, Human Resources

Kohei Nomoto	Corporate Executive, Vice President, Eastern Tokyo Branch

Hirofumi Seki	Corporate Executive, Vice President — Project & Quality Management

Hidetoshi Shuto	Corporate Executive, Vice President, Clinical Development Administration

Yutaka Unno	Corporate Executive, Vice President, Corporate Planning

DIRECTORS AND EXECUTIVE OFFICERS OF ASTELLAS US HOLDING, INC.

The name, current principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Astellas US Holding, Inc. (“Parent”) are set forth below. The business address of each director and officer is care of Astellas US Holding, Inc., 3 Parkway North, Parkway North, Deerfield, Illinois 60015-2557. All directors and officers of Astellas US Holding, Inc. listed below are citizens of Japan, except for Linda Friedman and Stephen Knowles, who are citizens of the United States of America.

Name and Address	Present Principal Occupation or Employment
Seigo Kashii	Director, Chairman, President and Chief Executive Officer of Parent, AUS, and APUS. He is the President, Chief Executive Officer and a Director of Purchaser, He also serves on the boards of directors of the following subsidiaries of Astellas: APUS, APGD, Urogenix, Agensys, Astellas Research Institute of America and Astellas Pharma Canada.

Yasumasa Masuda	Director of Parent; Corporate Executive, Vice President, Corporate Finance & Control of Astellas.

Yutaka Unno	Director of Parent; Corporate Executive, Vice President, Corporate Planning of Astellas.

Linda Friedman	Secretary of Parent; Senior Vice President, Secretary and General Counsel for AUS. She currently serves as a Director and Secretary of Purchaser, APUS, APGD, Agensys, and Astellas US Technologies, Inc. and as Assistant Secretary of Urogenix, Astellas Pharma Technologies, Inc. and Astellas Pharma Canada.

Stephen Knowles	Treasurer of Parent; Vice President, Finance & Procurement of AUS; Director of Purchaser

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, current principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Ruby Acquisition, Inc. (“Purchaser”) are set forth below. The business address of each director and officer is care of Ruby Acquisition, Inc., 3 Parkway North, Parkway North, Deerfield, Illinois 60015-2557. Unless otherwise indicated, each occupation set forth under an individual’s name refers to employment with Purchaser. All directors and officers of Purchaser listed below are citizens of Japan, except for Linda Friedman and Stephen Knowles, who are citizens of the United States of America.

Name and Address	Present Principal Occupation or Employment
Seigo Kashii	Director, President and Chief Executive Officer of Purchaser; Corporate Executive, Director, President and Chief Executive Officer of Parent, AUS, and APUS. He also serves on the boards of directors of the following subsidiaries of Astellas: APUS, APGD, Urogenix, Agensys, Astellas Research Institute of America and Astellas Pharma Canada.

Linda Friedman	Director and Secretary of Purchaser, Secretary and General Counsel to Parent and AUS. She also serves as Secretary of APUS, APGD, Agensys, Astellas US Technologies, Inc. and APGD and as Assistant Secretary of Urogenix, Astellas Pharma Technologies, Inc. and Astellas Pharma Canada.

Stephen Knowles	Director and Treasurer of Purchaser, Treasurer of Parent, Vice President, Finance & Procurement of AUS

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

Executed this 8th day of June, 2010.

ASTELLAS PHARMA INC.		ASTELLAS US HOLDING, INC.

By:	/s/ Seigo Kashii	By:	/s/ Seigo Kashii
Name: Seigo Kashii, attorney-in-fact		Name: Seigo Kashii Title: Director, President & CEO

RUBY ACQUISITION, INC.

		By:	/s/ Seigo Kashii
Name: Seigo Kashii Title: Director, President & CEO